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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                SCHEDULE 13E-3/A
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                AMENDMENT NO. 4


                          NIHON AMWAY KABUSHIKI KAISHA
                 (Exact name of Issuer as Specified in Charter)

                              AMWAY JAPAN LIMITED
                   (Translation of Issuer's Name in English)


                                N.A.J. CO., LTD.
                              ALAP HOLD CO., LTD.
                              AMWAY JAPAN LIMITED

                      (Names of Persons Filing Statement)

                           COMMON STOCK, NO PAR VALUE

      AMERICAN DEPOSITARY SHARES, EACH REPRESENTING ONE-HALF OF ONE SHARE
           OF COMMON STOCK, EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS
                         (Title of Class of Securities)

                                 03 234 J 10 0
                             (CUSIP Number of ADSs)
                            ------------------------

                             CRAIG N. MEURLIN, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                               AMWAY CORPORATION
                            7575 FULTON STREET EAST
                              ADA, MICHIGAN 49355
                                 (616) 787-6000
      (Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of Person(s) Filing Statement)

                                    COPY TO:
                            THOMAS C. DANIELS, ESQ.
                           JONES, DAY, REAVIS & POGUE
                                  NORTH POINT
                              901 LAKESIDE AVENUE
                             CLEVELAND, OHIO 44114
                                 (216) 586-3939
                            ------------------------

    This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) [sec. 240.13e-3(c)] under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [X] A tender offer.

d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]
                            ------------------------

                           CALCULATION OF FILING FEE

------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
                TRANSACTION VALUATION                                  AMOUNT OF FILING FEE
------------------------------------------------------------------------------------------------------------
                   $486,477,721.00                                          $97,294.00

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--------------------------------------------------------------------------------

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID: $97,294.00     FILING PARTY: N.A.J., CO. LTD.

FORM OR REGISTRATION NO: SCHEDULE
  14D-1                                DATE FILED: NOVEMBER 18, 1999


                               Page 1 of 13 Pages

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


     This Transaction Statement on Schedule 13E-3, filed on November 18, 1999 and amended on November 26, 1999, November 30, 1999 and December 7, 1999 (as amended, the "Schedule 13E-3"), relating to the offer by N.A.J. Co., Ltd., a joint stock corporation ("kabushiki kaisha") organized under the laws of Japan ("NAJ"), to purchase all outstanding shares of the Common Stock, no par value (the "Common Stock"), and American Depositary Shares, each representing one-half of one share of Common Stock, that are beneficially owned by shareholders of Amway Japan Limited, a joint stock corporation ("kabushiki kaisha") organized under the laws of Japan ("AJL"), is hereby amended and supplemented as set forth in this Amendment No. 4. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 14D-1 of NAJ filed with the Securities and Exchange Commission on November 18, 1999, as amended by Amendment No. 1 on November 26, 1999, Amendment No. 2 on November 30, 1999, Amendment No. 3 on December 7, 1999 and Amendment No. 4 on December 13, 1999.

ITEM 2. IDENTITY AND BACKGROUND.



     The information set forth in Item 2 is hereby amended to read as follows:



          (a)-(d), (g) This Statement is filed by NAJ, ALAP Hold Co., Ltd. and AJL. ALAP Hold Co., Ltd., a limited partnership organized under the laws of Nevada ("ALAP"), is the parent of NAJ. ALAP was formed in September 1999 for the principal purpose of facilitating NAJ's acquisition of all of the outstanding shares of AJL and has no prior operating history. The principal executive offices of ALAP are currently located at One East First Street, Suite 1600, Reno, Nevada 89501. ALAP does not have any significant assets or liabilities and it has not engaged in activities other than those incidental to its formation and capitalization, its execution of the Agreement and preparation for the Offer. The general partner of ALAP is AP New Co., LLC, a Nevada limited liability company ("AP New Co."). AP New Co. is managed by Craig N. Meurlin and Lawrence M. Call. The business address for each of the managers of AP New Co. is 7575 Fulton Street, East, Ada, Michigan 49355. Messrs. Meurlin and Call are U.S. citizens. The information set forth in "The Offer -- Certain Information Regarding Purchaser" and "The Offer -- Certain Information Regarding AJL" in the Offer to Purchase and in Schedule I -- "PURCHASER DIRECTORS; AJL EXECUTIVE OFFICERS AND DIRECTORS" thereto is incorporated herein by reference. For purposes of this Amendment No. 4 to the Schedule 13E-3, all references to Purchaser shall mean, collectively, N.A.J. Co., Ltd. and ALAP Hold Co., Ltd.



          (e)-(f) During the past five years, none of Purchaser's or AJL's officers or directors (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.



ITEM 4. TERMS OF THE TRANSACTION.



     The information set forth in Item 4 is hereby amended as follows:



          (a) The information set forth on the cover page of the Offer to Purchase and in "Introduction," "The Offer -- Number of Shares; Expiration and Extension of Offer," "The Offer -- Procedure for Tendering Shares," "The Offer -- Withdrawal Rights," "The Offer -- Acceptance for Payment of Shares and Payment of Purchase Price," "The Offer -- Market Information; Exchange Rates; Dividends and Dividend Policy," "The Offer -- Certain Legal Matters; Regulatory Approvals," "The Offer -- Extension of Offer; Termination; Amendments," "The Offer -- Fees and Expenses" and "The
     Offer -- Miscellaneous" in the Offer to Purchase is incorporated herein by reference. The phrase "upon the terms and subject to the conditions of the Offer" in the first sentence of the third full paragraph on page 3 of the Offer to Purchase, the first sentence of "The Offer -- Number of Shares; Expiration and Extension of Offer," the first sentence of "The
     Offer -- Procedure for Tendering Shares -- Tender Constitutes and Agreement" and the first sentence of "The Offer -- Acceptance for Payment of Shares and Payment of Purchase Price," shall hereinafter read "upon the terms relating to the tender offer process as described herein."



ITEM 8. FAIRNESS OF THE TRANSACTION.



     The information set forth in Item 8 is hereby amended to read as follows:



          (a) - (e) The information set forth in "Introduction," "Special Factors -- Background of the Offer; Recommendation of Disinterested Directors; Reasons for Recommendation; Opinion of Financial Advisor to the Disinterested Directors" and "The Offer -- Position of Purchaser Regarding Fairness of the Offer" in the Offer to Purchase is incorporated herein by reference. In addition, the Disinterested Directors were also aware of, and considered, the fact that the recent market price for the Shares represented a historical low for the Shares.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.



     The information set forth in Item 9 is hereby amended to read as follows:



          (a) - (c) The information set forth in "Special Factors -- Background of the Offer; Recommendation of the Disinterested Directors; Reasons for the Recommendation; Opinion of the Financial Advisor to the Disinterested Directors" and in Schedule II to the Offer to Purchase is incorporated herein by reference.



     Pursuant to an engagement letter dated September 1, 1999 (the "Letter Agreement"), Morgan Stanley & Co. Incorporated ("Morgan Stanley") was engaged as financial advisor to ALAP Hold Co., Ltd. and Apple Hold Co., Ltd. (together "The Holdcos") in connection with the cash tender offers for the outstanding public shares of Amway Japan Limited and Amway Asia Pacific Ltd., collectively "The Companies." At a meeting on September 21, 1999, Morgan Stanley made a presentation to the Holdcos regarding certain issues surrounding the transactions. The purpose of the presentation was to provide guidance on the process for the cash tender offers and to provide financial advice on the equity valuation of The Companies but not on the fairness of the consideration that might be offered for shares of either of The Companies. For the purposes of the presentation, Morgan Stanley:



          - reviewed certain publicly available financial statements and other information of The Companies;



          - reviewed certain internal financial statements and other financial and operating data concerning The Companies prepared by the management of The Companies;



          - analyzed certain financial projections prepared by the management of The Companies;



          - discussed the past and current operations and financial condition and the prospects of The Companies with senior executives of The Companies;



          - reviewed the reported prices and trading activity for the common stock of The Companies;



          - compared the financial performance of The Companies and the prices and trading activity of the common stock with that of certain other comparable publicly-traded companies and their securities;



          - reviewed other transactions (mostly in the United States) in which a majority shareholder acquired all of the outstanding minority shares.



     Morgan Stanley assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by Morgan Stanley. With respect to the financial projections, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of The Companies. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of The Companies. Its analysis was necessarily based on economic, market and other conditions as in effect on, and the information made available to it as of, September 20, 1999.



     Based on financial analysis including comparable company analysis, discounted cash flow analysis and analysis of precedent transactions, it discussed a per share offer of $15.00 for Amway Asia Pacific Ltd. and Y1,450 for Amway Japan Limited. For further detail, please reference Exhibit (b)(3) to this
Schedule 13E-3.



     The preparation of the presentation was a complex process and is not necessarily susceptible to a partial analysis or summary description. In its presentation, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any particular analysis or factor. Furthermore, Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses, would create an incomplete view of the process underlying its presentation. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley's view of the actual value of The Companies.



     In performing its analyses, Morgan Stanley made numerous assumptions with respect to the industry performance, general business and economic conditions and other matters, many of which are beyond the control of The Companies. Any estimates contained in Morgan Stanley's analysis are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than suggested by such estimates. The analyses do not purport to be appraisals or to reflect the prices at which The Companies might actually trade in a public market or in a private sale or merger transaction.



     Morgan Stanley provided advice to The Holdcos during negotiations; however, Morgan Stanley did not recommend any specific consideration to The Companies or that any specific consideration constituted the only appropriate consideration for the transactions. In addition, as described above, Morgan Stanley's presentation. The Holdcos was one of the many factors taken into consideration by The Holdcos in making their decisions to proceed with the transactions.



     Consequently, the Morgan Stanley analyses as described above should not be viewed as determinative of the opinion of The Holdcos with respect to the value of The Companies or the fairness of the consideration offered. The purchase price for all of the outstanding publicly traded shares of each of The Companies was determined through arm's-length negotiations between The Holdcos and The Companies and was approved by The Companies' respective Boards of Directors. The presentation did not contain and Morgan Stanley did not deliver any opinion relating to the fairness of the consideration offered for the shares of either of the Companies.



     The Holdcos engaged Morgan Stanley to advise it on strategic alternatives and to provide Morgan Stanley's advice because of its experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking business, is continually engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwriting, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuation for estate, corporate and other purposes.



     Pursuant to The Letter Agreement, Morgan Stanley provided financial advisory services in connection with the transaction, and The Holdcos agreed to pay Morgan Stanley a customary fee in connection therewith. The Holdcos have also agreed to reimburse Morgan Stanley for its expenses incurred in performing its services. In addition, The Holdcos have agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees, and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws related to or arising out of Morgan Stanley's engagement and any related transactions.

     The following is a summary of financial projections provided to financial advisors:



                   AMWAY JAPAN LIMITED FINANCIAL PROJECTIONS



KEY ASSUMPTIONS



     - All financial projections have been provided by Amway Japan Limited management



     - The projections have been updated in October 1999 to reflect the current outlook for the company



     - FY2000 figures have been produced on a bottom-up, product-by-product, cost item-by-cost item basis according to the annual budgeting process



     - FY2001-FY2004 figures are produced by extrapolating FY2000, using year-on-year net sales growth and margin ratios as key drivers



     - FY2000-FY2004 figures reflect the following:



        - Negative impact of recession and adverse publicity since 1997 bottoming out in 1999 and recovery thereafter



        - Net sales showing steady growth at 4.0% CAGR but still 14% down on 1997 levels in 2004



        - JPY120/US$ in first part of 2000 and JPY110/US$ kept constant thereafter. Gross margin 69.9% in 2000 and 69% flat thereafter



        - Margins altered in 2000 to reflect introduction of 3D Project and transfer of magazine publishing costs from COS to SG&A. EBIT margin improvement from 10.3% in 2000 to 14.1% in 2004 reflects the fact that approximately 50% of SG&A and 40% of Distribution Expenses are fixed costs



        - Effective tax rate reduction in 2000 reflects cuts in Japanese corporate tax rate; kept constant thereafter



        - No significant capital expenditures assumed beyond recurring maintenance items (HQ and distribution centers) and minor internet investment



        - Working capital requirement largely flat

                      AMWAY JAPAN HISTORICAL AND PROJECTED


                                INCOME STATEMENT


                               (JPY IN MILLIONS)



                                                                  AUGUST 31,
                       -------------------------------------------------------------------------------------------------
                                                                                                                 2000-
                                                                                                                 2004
                        1997A      1998A      1999A      2000E      2001E      2002E      2003E      2004E       CAGR
                       -------    -------    -------    -------    -------    -------    -------    -------    ---------
NET SALES............  203,362    192,458    143,797    150,000    156,000    162,240    168,730    175,479       4.0%
    Total Cost of
      Sales..........  (57,279)   (62,178)   (47,738)   (45,138)   (48,360)   (50,294)   (52,306)   (54,398)      4.8%
                       -------    -------    -------    -------    -------    -------    -------    -------      ----
GROSS PROFIT.........  146,083    130,280     96,059    104,862    107,640    111,946    116,424    121,081       3.7%
                       -------    -------    -------    -------    -------    -------    -------    -------      ----
    Total Operating
      Expenses.......  (98,235)   (99,853)   (75,798)   (89,452)   (87,785)   (90,537)   (93,398)   (96,374)      1.9%
                       -------    -------    -------    -------    -------    -------    -------    -------      ----
EBIT.................   47,848     30,427     20,261     15,410     19,855     21,409     23,026     24,707      12.5%
Other
  Income -- Net......    3,299      (698)        746        100          0          0          0          0
Interest Expense.....        0          0          0          0          0          0          0          0

Income Before
  Taxes..............   51,147     29,729     21,007     15,510     19,855     21,409     23,026     24,707      12.3%
                       -------    -------    -------    -------    -------    -------    -------    -------      ----
Income Taxes.........  (28,030)   (16,950)   (10,500)    (6,980)    (8,935)    (9,634)   (10,362)   (11,118)

Net Income...........   23,117     12,779     10,507      8,530     10,920     11,775     12,664     13,589      12.3%
                       =======    =======    =======    =======    =======    =======    =======    =======      ====
Depreciation.........    1,650      2,046      1,956      2,841      2,850      2,850      2,850      2,850
Change in WC.........   (5,138)   (1,297)    (5,426)     (2,731)      (328)       507        772        466
CapEx................   (8,254)   (1,143)    (10,790)    (5,916)    (1,804)    (1,804)    (1,804)    (1,804)

Net Sales Growth.....                (5.4)%    (25.3)%      4.3%       4.0%       4.0%       4.0%       4.0%
Gross Margin.........     71.8%      67.7%      66.8%      69.9%      69.0%      69.0%      69.0%      69.0%
EBIT Margin..........     23.5%      15.8%      14.1%      10.3%      12.7%      13.2%      13.6%      14.1%
Depreciation/Sales...      0.8%       1.1%       1.4%       1.9%       1.8%       1.8%       1.7%       1.6%
CapEx/Dep............      5.0x       0.6x       5.3x       2.1x       0.6x       0.6x       0.6x       0.6x



Source: Amway Japan management projections

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.



     The information set forth in Item 10 is hereby amended to read as follows:



          (a) - (b) The information set forth in "Introduction," "Special Factors -- The Offer, Related Transactions; Agreement," "Special Factors
      -- Interests of Certain Persons," "The Offer -- Interests of Certain Persons" and "The Offer -- Transactions and Agreements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference. As of December 1, 1999, Craig N. Meurlin and Lawrence M. Call, each were the beneficial owners of 1,000 Shares, which represents less than 0.01% of the outstanding Shares. As of November 1, 1999, Mr. Richard M. DeVos, Jr. was the beneficial owner of 26,752,811 Shares.



     As of November 1, 1999, the following persons were the beneficial owners of
Shares:



                                                   NUMBER OF SHARES
             NAMES AND ADDRESSES                   OF COMMON STOCK
             OF BENEFICIAL OWNERS                 BENEFICIALLY OWNED
             --------------------                 ------------------
Jay and Betty J. Van Andel                           55,388,611(1)
David Van Andel                                      28,407,600(2)
Richard M. and Helen DeVos                           27,488,300(3)
Richard M. DeVos, Jr.                                26,752,811(4)


---------------


(1) Includes 27,614,311 shares of Common Stock held by the Jay Van Andel Trust, 25,787,300 shares of Common Stock held by Japan HC I, Inc. and 1,987,000 shares of Common Stock held by the Jay and Betty J. Van Andel Foundation (the "Van Andel Foundation"). Under the terms of the Jay Van Andel Trust, Jay Van Andel has sole voting and dispositive power with respect to the shares of Common Stock held by such Trust. Jay Van Andel is a director of Japan HC I, Inc. with shared voting and dispositive power with respect to the shares of Common Stock held by Japan HC I, Inc., and a co-trustee of the Van Andel Foundation with shared voting and dispositive power with respect to the shares of Common Stock held by such Foundation. As the sole beneficiary of the Betty J. Van Andel Trust, which is the sole shareholder of Japan HC I, Inc., Betty J. Van Andel has shared voting and dispositive power with respect to the shares of Common Stock held by Japan HC I, Inc. due to her right to revoke such Trust. Jay Van Andel and Betty J. Van Andel are married; as a consequence, each may be deemed to be the beneficial owner of all of the shares listed.



(2) Includes 25,787,300 shares of Common Stock held by Japan HC I, Inc., 1,987,000 shares of Common Stock held by the Van Andel Foundation, 536,000 shares of Common Stock held by the Van Andel Institute, 48,600 shares of Common Stock held by the Van Andel Research Institute, and 48,700 shares of Common Stock held by the Van Andel Education Institute. David Van Andel is a director of Japan HC I, Inc. with shared voting and dispositive power with respect to the shares of Common Stock held by Japan HC I, Inc., and a co-trustee of the Van Andel Foundation with shared voting and dispositive power with respect to the shares of Common Stock held by such Foundation, and a co-trustee of the Van Andel Institute, the Van Andel Research Institute and the Van Andel Education Institute with shared voting and dispositive power with respect to the shares of Common Stock held by such Institutes.



(3) Includes 24,868,000 shares of Common Stock held by RDV (AJL) Holdings, Inc., 2,620,300 shares of Common Stock held by the Richard and Helen DeVos Foundation (the "DeVos Foundation"). As directors of RDV (AJL) Holdings, Inc., Richard and Helen DeVos have shared voting and dispositive power with respect to the 24,868,000 shares of Common Stock held by RDV (AJL) Holdings, Inc. Helen DeVos is a co-trustee of the DeVos Foundation and has shared voting and dispositive power of the 2,620,300 shares of Common Stock held by the DeVos Foundation.



(4) Includes 2,396,800 shares of Common Stock held by RDV GRIT Holdings, Inc., 1,550,011 shares of Common Stock held by HDV GRIT Holdings, Inc., 20,510,000 shares of Common Stock held by HDV (AJL) Holdings, Inc. and 2,296,000 shares of Common Stock held by RDV Capital Management L.P. II. As a director of HDV
    (AJL) Holdings, Inc., Richard M. DeVos, Jr. shares voting and dispositive power with respect to the 20,510,000 shares of Common Stock held by HDV
    (AJL) Holdings, Inc. Richard M. DeVos, Jr. is a director of each of RDV GRIT Holdings, Inc. and HDV GRIT Holdings, Inc. with shared voting and dispositive power of the shares of Common Stock held by such corporations. RDV Corporation is the general partner of RDV Capital Management L.P. II.
    As a director of RDV Corporation, Richard M. DeVos, Jr. shares voting and dispositive power of the shares of Common Stock held by RDV Capital Management L.P. II. Richard M. DeVos, who holds an indirect interest in RDV GRIT Holdings, Inc., but has no voting or dispositive power with respect to the shares of Common Stock held by such corporation, disclaims beneficial ownership of such shares. Helen DeVos, who holds an indirect interest in HDV GRIT Holdings, Inc., but has no voting or dispositive power with respect to the shares of Common Stock held by such corporation, disclaims beneficial ownership of such shares. Richard M. DeVos, Jr. is a trustee and beneficiary of the Richard M. DeVos, Jr. Christmas Trust, which is a shareholder of HDV (AJL) Holdings, Inc.



ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.



     The information set forth in Item 12 is hereby amended to read as follows:



          (a) The information set forth in "Introduction" and "The
     Offer -- Interests of Certain Persons" in the Offer to Purchase is incorporated herein by reference. In addition, Purchaser has been informed by the Principal Shareholders that they will not tender their Shares in response to the Offer (other than 650,000 Shares owned by one of the charitable foundations and certain institutes established by certain of the Principal Shareholders).



          (b) The information set forth in "Introduction" and "Special
     Factors -- Background of the Offer; Recommendation of the Disinterested Directors; Reasons for the Recommendation; Opinion of the Financial Advisor to the Disinterested Directors" in the Offer to Purchase is incorporated herein by reference. In addition, the Disinterested Directors were also aware of, and considered, the fact that recent market prices for the Shares represented a historical low for the Shares.


ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.


     The information in Item 17 is hereby amended by adding the following exhibits:



(a)   (1)    Form of Senior Bank Financing Commitment Letter among NAJ,
             ALAP Apple Hold Co., L.P., New AAP Limited, Amway
             Corporation and Morgan Guaranty Trust Company of New York,
             Tokyo Branch, dated November 15, 1999 (incorporated herein by reference to Exhibit (b)(1) of the Schedule 14D-1 of
             N.A.J. Co., Ltd. and ALAP Hold Co., Ltd. filed with the
             Commission on November 18, 1999 and amended on November 26,
             1999, November 30, 1999, December 7, 1999 and December 13,
             1999 (the "Schedule 14D-1")).**
      (2)    Form of Term Sheet Regarding Credit Facility (incorporated herein by reference to Exhibit (b)(2) of the Schedule
             14D-1).**
(b)   (1)    Fairness Opinion of Goldman, Sachs & Co., dated November 15,
             1999.**
      (2)    Presentation Materials of Goldman Sachs & Co., dated
             November 15, 1999.
      (3)    Presentation Materials of Morgan Stanley & Co. Incorporated,
             dated September 21, 1999.
(c)   (1)    Form of Tender Offer Agreement, dated November 15, 1999 by and among AJL, NAJ and ALAP (incorporated herein by
             reference to Exhibit (c)(1) of the Schedule 14D-1).**
      (2)    Form of Shareholder and Voting Agreement, by and among ALAP,
             NAJ and Certain Shareholders of AJL, dated as of November
             15, 1999 (incorporated herein by reference to Exhibit (c)(2)
             of the Schedule 14D-1).**
      (3)    Form of English translation of Memorandum Regarding Merger between NAJ and AJL, dated November 15, 1999 (incorporated herein by reference to Exhibit (c)(3) of the Schedule 14D-
             1).**
(d)   (1)    Form of Offer to Purchase, dated November 18, 1999
             (incorporated herein by reference to Exhibit (a)(1) of the
             Schedule 14D-1).**
      (2)    Form of Letter of Transmittal (incorporated herein by
             reference to Exhibit (a)(2) of the Schedule 14D-1).**

      (3)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(3) of the Schedule 14D-1).**
      (4)    Form of Letter to Clients for Use by Brokers, Dealers,
             Commercial Banks, Trust Companies and Other Nominees
             (incorporated herein by reference to Exhibit (a)(4) of the Schedule 14D-1).**
      (5)    Form of Guidelines for Certification of Taxpayer
             Identification Number on Substitute Form W-9 (incorporated herein by reference to Exhibit (a)(5) of the Schedule
             14D-1).**
      (6)    Form of Letter to AJL's Holders of Common Stock and ADSs
             (incorporated herein by reference to Exhibit (a)(6) of the Schedule 14D-1).**
      (7) Form of Press Release "Amway Japan's Principal Shareholders to Commence Tender Offer for Outstanding Public Shares" issued by AJL and the Principal Shareholders on November 15, 1999 (incorporated herein by reference to Exhibit (a)(7) of the Schedule 14D-1).**
      (8) Form of English translation of Additional Information to the Press Release on November 15, 1999 (incorporated herein by reference to Exhibit (a)(8) of the Schedule 14D-1).**
      (9)    Form of English translation of Notice of Approval of Tender
             Offer, dated November 15, 1999 (incorporated herein by
             reference to Exhibit (a)(9) of the Schedule 14D-1).**
     (10) Form of English translation of Announcement of Approval of Tender Offer, dated November 15, 1999 (incorporated herein by reference to Exhibit (a)(10) of the Schedule 14D-1).**
     (11)    Form of English translation of Announcement of Merger, dated
             November 15, 1999 (incorporated herein by reference to Exhibit (a)(11) of the Schedule 14D-1).**
     (12)    Form of Statement for AJL Distributors, dated November 15,
             1999 (incorporated herein by reference to Exhibit (a)(12) of the Schedule 14D-1).**
     (13)    Form of Statement for AJL Employees on Electronic Bulletin
             Board, dated November 15, 1999 (incorporated herein by reference to Exhibit (a)(13) of the Schedule 14D-1).**
     (14)    Form of Communications to Amway Distributors, dated November
             15, 1999 (incorporated herein by reference to Exhibit
             (a)(14) of the Schedule 14D-1).**
     (15)    Form of Tender Offer Announcement to Amway Management and
             Employees, dated November 15, 1999 (incorporated herein by reference to Exhibit (a)(15) of the Schedule 14D-1).**
     (16)    Form of Memorandum to Diamonds Direct Distributors, dated
             November 16, 1999 (incorporated herein by reference to Exhibit (a)(16) of the Schedule 14D-1).**
     (17)    Form of Press Release "Amway Japan's Principal Shareholders
             Commence Tender Offer For Outstanding Public Shares" issued by AJL and the Public Shareholders on November 18, 1999
             (incorporated herein by reference to Exhibit (a)(17) of the Schedule 14D-1).**
     (18) Form of English translation of Report of Announcement of Opinion, dated November 18, 1999 (incorporated herein by reference to Exhibit (a)(18) of the Schedule 14D-1).**
     (19)    Form of English translation of the Public Notice, dated
             November 18, 1999 (incorporated herein by reference to Exhibit (a)(19) of the Schedule 14D-1).**
     (20)    Form of Summary Advertisement published on November 18, 1999
             (incorporated herein by reference to Exhibit (a)(20) of the Schedule 14D-1).**
     (21)    Form of English translations of Japanese Tender Offer
             Explanatory Statement and Tender Offer Application Form, dated November 18, 1999 (incorporated herein by reference to Exhibit (a)(21) of the Schedule 14D-1).**
     (22)    Form of Trustee Direction Form from the 401(k) Trustee
             (incorporated herein by reference to Exhibit (a)(22) of the Schedule 14D-1).**
     (23)    Form of Letter to Participants of the 401(k) Plan
             (incorporated herein by reference to Exhibit (a)(23) of the Schedule 14D-1).**

     (24)    Form of Letter to AJL Shareholders from AJL, dated November
             1999 (incorporated herein by reference to Exhibit (a)(24) of the Schedule 14D-1).**
     (25)    Form of Letter to AJL Shareholders from NAJ, dated November
             1999 (incorporated herein by reference to Exhibit (a)(25) of the Schedule 14D-1).**
     (26) Form of Question and Answer Memorandum to Distributors, dated December 2, 1999 (incorporated herein by reference to Exhibit (a)(26) of the Schedule 14D-1).**
     (27)    Form of English translation of the Public Notice, dated
             December 7, 1999 (incorporated herein by reference to Exhibit (a)(27) of the Schedule 14D-1).**
     (28)    Form of English translation of Japanese Tender Offer
             Registration Statement, amended on December 7, 1999
             (incorporated herein by reference to Exhibit (a)(28) of the Schedule 14D-1).**
(e)          Not applicable.
(f)          Not applicable.
(g) Consent of Deloitte Touche Tohmatsu (incorporated herein by reference to Exhibit (g) of the Schedule 14D-1).**
(h) Power of Attorney for NAJ (incorporated herein by reference to Exhibit (h) of the Schedule 14D-1).**



** Previously filed as exhibits to the Transaction Statement on Schedule 13E-3 filed by NAJ on November 18, 1999 and amended on November 26, 1999, November 30, 1999 and December 7, 1999.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 13, 1999  N.A.J. CO., LTD.


                                          By: /s/ LAWRENCE M. CALL
                                            ------------------------------------
                                              Name: Lawrence M. Call
                                            Title:  Attorney-in-Fact


                                          ALAP HOLD CO., LTD.


                                          By: AP NEW CO., LLC, as general
                                              partner



                                          By: /s/ CRAIG N. MEURLIN

                                            ------------------------------------

                                              Name: Craig N. Meurlin
                                            Title:  Manager



                                          AMWAY JAPAN LIMITED



                                          By: /s/ RICHARD S. JOHNSON

                                            ------------------------------------

                                              Name: Richard S. Johnson
                                            Title:  President and Representative
                                              Director

                                 EXHIBIT INDEX


EXHIBIT NO.                            DESCRIPTION
-----------                            -----------
(a)   (1)      Form of Senior Bank Financing Commitment Letter among NAJ,
               ALAP Apple Hold Co., L.P., New AAP Limited, Amway
               Corporation and Morgan Guaranty Trust Company of New York,
               Tokyo Branch, dated November 15, 1999 (incorporated herein by reference to Exhibit (b)(1) of the Schedule 14D-1 of
               N.A.J. Co., Ltd. and ALAP Hold Co., Ltd. filed with the
               Commission on November 18, 1999 and amended on November 26,
               1999, November 30, 1999, December 7, 1999 and December 13,
               1999 (the "Schedule 14D-1")).**
      (2)      Form of Term Sheet Regarding Credit Facility (incorporated herein by reference to Exhibit (b)(2) of the Schedule
               14D-1).**
(b)   (1)      Fairness Opinion of Goldman, Sachs & Co., dated November 15,
               1999.**
      (2)      Presentation Materials of Goldman Sachs & Co., dated
               November 15, 1999.
      (3)      Presentation Materials of Morgan Stanley & Co. Incorporated,
               dated September 21, 1999.
(c)    (1)     Form of Tender Offer Agreement, dated November 15, 1999 by and among AJL, NAJ and ALAP (incorporated herein by
               reference to Exhibit (c)(1) of the Schedule 14D-1).**
      (2)      Form of Shareholder and Voting Agreement, by and among ALAP,
               NAJ and Certain Shareholders of AJL, dated as of November
               15, 1999 (incorporated herein by reference to Exhibit (c)(2)
               of the Schedule 14D-1).**
      (3)      Form of English translation of Memorandum Regarding Merger between NAJ and AJL, dated November 15, 1999 (incorporated herein by reference to Exhibit (c)(3) of the Schedule
               14D-1).**
(d)   (1)      Form of Offer to Purchase, dated November 18, 1999
               (incorporated herein by reference to Exhibit (a)(1) of the
               Schedule 14D-1).**
      (2)      Form of Letter of Transmittal (incorporated herein by
               reference to Exhibit (a)(2) of the Schedule 14D-1).**
      (3)      Form of Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees (incorporated herein by
               reference to Exhibit (a)(3) of the Schedule 14D-1).**
      (4)      Form of Letter to Clients for Use by Brokers, Dealers,
               Commercial Banks, Trust Companies and Other Nominees
               (incorporated herein by reference to Exhibit (a)(4) of the
               Schedule 14D-1).**
      (5)      Form of Guidelines for Certification of Taxpayer
               Identification Number on Substitute Form W-9 (incorporated herein by reference to Exhibit (a)(5) of the Schedule
               14D-1).**
      (6)      Form of Letter to AJL's Holders of Common Stock and ADSs
               (incorporated herein by reference to Exhibit (a)(6) of the
               Schedule 14D-1).**
      (7)      Form of Press Release "Amway Japan's Principal Shareholders
               to Commence Tender Offer for Outstanding Public Shares"
               issued by AJL and the Principal Shareholders on November 15,
               1999 (incorporated herein by reference to Exhibit (a)(7) of the Schedule 14D-1).**
      (8)      Form of English translation of Additional Information to the
               Press Release on November 15, 1999 (incorporated herein by reference to Exhibit (a)(8) of the Schedule 14D-1).**
      (9)      Form of English translation of Notice of Approval of Tender
               Offer, dated November 15, 1999 (incorporated herein by
               reference to Exhibit (a)(9) of the Schedule 14D-1).**
     (10)      Form of English translation of Announcement of Approval of
               Tender Offer, dated November 15, 1999 (incorporated herein by reference to Exhibit (a)(10) of the Schedule 14D-1).**
     (11)      Form of English translation of Announcement of Merger, dated
               November 15, 1999 (incorporated herein by reference to
               Exhibit (a)(11) of the Schedule 14D-1).**

EXHIBIT NO.                            DESCRIPTION
-----------                            -----------
     (12)      Form of Statement for AJL Distributors, dated November 15,
               1999 (incorporated herein by reference to Exhibit (a)(12) of the Schedule 14D-1).**
     (13)      Form of Statement for AJL Employees on Electronic Bulletin
               Board, dated November 15, 1999 (incorporated herein by
               reference to Exhibit (a)(13) of the Schedule 14D-1).**
     (14)      Form of Communications to Amway Distributors, dated November
               15, 1999 (incorporated herein by reference to Exhibit
               (a)(14) of the Schedule 14D-1).**
     (15)      Form of Tender Offer Announcement to Amway Management and
               Employees, dated November 15, 1999 (incorporated herein by reference to Exhibit (a)(15) of the Schedule 14D-1).**
     (16)      Form of Memorandum to Diamonds Direct Distributors, dated
               November 16, 1999 (incorporated herein by reference to
               Exhibit (a)(16) of the Schedule 14D-1).**
     (17)      Form of Press Release "Amway Japan's Principal Shareholders
               Commence Tender Offer For Outstanding Public Shares" issued by AJL and the Public Shareholders on November 18, 1999
               (incorporated herein by reference to Exhibit (a)(17) of the
               Schedule 14D-1).**
     (18)      Form of English translation of Report of Announcement of
               Opinion, dated November 18, 1999 (incorporated herein by
               reference to Exhibit (a)(18) of the Schedule 14D-1).**
     (19)      Form of English translation of the Public Notice, dated
               November 18, 1999 (incorporated herein by reference to
               Exhibit (a)(19) of the Schedule 14D-1).**
     (20)      Form of Summary Advertisement published on November 18, 1999
               (incorporated herein by reference to Exhibit (a)(20) of the
               Schedule 14D-1).**
     (21)      Form of English translations of Japanese Tender Offer
               Explanatory Statement and Tender Offer Application Form,
               dated November 18, 1999 (incorporated herein by reference to
               Exhibit (a)(21) of the Schedule 14D-1).**
     (22)      Form of Trustee Direction Form from the 401(k) Trustee
               (incorporated herein by reference to Exhibit (a)(22) of the
               Schedule 14D-1).**
     (23)      Form of Letter to Participants of the 401(k) Plan
               (incorporated herein by reference to Exhibit (a)(23) of the
               Schedule 14D-1).**
     (24)      Form of Letter to AJL Shareholders from AJL, dated November
               1999 (incorporated by reference to Exhibit (a)(24) of the
               Schedule 14D-1).**
     (25)      Form of Letter to AJL Shareholders from NAJ, dated November
               1999 (incorporated herein by reference to Exhibit (a)(25) of the Schedule 14D-1).**
     (26)      Form of Question and Answer Memorandum to Distributors,
               dated December 2, 1999 (incorporated herein by reference to
               Exhibit (a)(26) of the Schedule 14D-1).**
     (27)      Form of English translation of the Public Notice, dated
               December 7, 1999 (incorporated herein by reference to
               Exhibit (a)(27) of the Schedule 14D-1).**
     (28)      Form of English translation of Japanese Tender Offer
               Registration Statement, amended on December 7, 1999
               (incorporated herein by reference to Exhibit (a)(28) of the
               Schedule 14D-1).**
(e)            Not applicable.
(f)            Not applicable.
(g)            Consent of Deloitte Touche Tohmatsu (incorporated herein by reference to Exhibit (g) of the Schedule 14D-1).**
(h)            Power of Attorney for NAJ (incorporated herein by reference to Exhibit (h) of the Schedule 14D-1).**



** Previously filed as exhibits to the Transaction Statement on Schedule 13E-3 filed by NAJ on November 18, 1999 and amended on November 26, 1999, November 30, 1999 and December 7, 1999.